ABC Funding, Inc.
                               9160 South 300 West
                                Sandy, Utah 84070






March 24, 2005



Via Facsimile

Barbara C. Jacobs
Assistant Director
United State Securities
 and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re: ABC Funding, Inc.
         Registration Statement Form SB-2
         File No.: 333-121070
         --------------------

Dear Ms. Jacobs:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form SB-2) to Wednesday, March 30, 2005 at 10:00 a.m. or as soon thereafter as practicable.

Very truly yours,



Harold Barson
President